Mail Stop 3720

March 20, 2007

<u>**Via U.S. Mail and Fax (212) 822-5342**</u>

Mr. Armando Yanes
Chief Financial Officer
National Telephone Company of Venezuela
Edificio CANTV
Avenida Libertador
Caracas, Venezuela

>   **RE:**   **National Telephone Company of Venezuela (CANTV)**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed June 30, 2006**
>   **File No. 1-14538**

Dear Mr. Yanes:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director